UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of May, 2009

Commission File Number: 333-13302

ETABLISSEMENTS DELHAIZE FRÈRES

ET CIE “LE LION” (GROUPE DELHAIZE)

(Exact name of registrant as specified in its charter)*

DELHAIZE BROTHERS AND CO.

“THE LION” (DELHAIZE GROUP)

(Translation of registrant’s name into English)*

SQUARE MARIE CURIE 40

1070 BRUSSELS, BELGIUM

(Address of principal executive offices)

* The registrant’s charter (articles of association) specifies the registrant’s name in French, Dutch and English.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes          No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

First Quarter 2009 Earnings Release Regulated Information May 6, 2009 – 8:00 a.m. CET

DELHAIZE GROUP REPORTS STRONG OPERATING PROFIT INCREASE OF 7.3%

AT IDENTICAL EXCHANGE RATES IN THE FIRST QUARTER OF 2009

Financial Highlights First Quarter 2009 (at identical exchange rates)

»	Revenue growth of 3.0% (13.2% at actual rates)

»	Comparable store sales growth of 2.0% in the U.S. and 1.7% in Belgium

»	Operating margin increases from 4.6% to 4.8% (4.9% at actual exchange rates)

»	Operating profit increase of 7.3% (20.2% at actual rates)

Other Highlights

»	Confirmation of 2009 earnings guidance

»	CEO Comments

Pierre-Olivier Beckers, President and Chief Executive Officer of Delhaize Group, commented: “We are extremely pleased with the solid performance of all our operating companies in the current difficult environment. We generated positive comparable store sales growth and supported our margins on both sides of the Atlantic through targeted price management, the continued growth of private brand revenues and improved inventory management. In particular, our ability to grow market share in Belgium in this difficult environment is a clear sign that our price repositioning is bearing fruit.”

“We are on target with our plans to improve our cost structure by EUR 100 million and to generate EUR 50 million in working capital improvements this year. This will significantly enhance our flexibility to reinvest in our business and support our profitability. While we remain cautious for the rest of the year as a result of the global economic uncertainty, our solid first quarter performance and our plans for the rest of the year, lead us to confirm our 2009 guidance.”

»	Financial Highlights

	Q1 2009(1)
In millions of EUR, except EPS (in EUR)	Actual Results	At Actual Rates	At Identical Rates
Revenues	5 089	+13.2%	+3.0%
Operating profit	247	+20.2%	+7.3%
Operating margin	4.9%	–	–
Profit before taxes and discontinued operations	192	+22.3%	+9.0%
Net profit from continuing operations	127	+20.5%	+8.2%
Group share in net profit	127	+24.4%	+11.7%
Basic earnings per share (Group share in net profit)	1.27	+24.0%	+11.4%

(1)	The average exchange rate of the U.S. dollar against the euro strengthened by 14.9% in the first quarter of 2009 (1 EUR = 1.3029 USD) compared to the first quarter of 2008.

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»	First Quarter 2009 Income Statement

Revenues

In the first quarter of 2009, Delhaize Group posted revenue growth of 3.0% at identical exchange rates. At actual exchange rates, revenues increased by 13.2% to EUR 5.1 billion due to the strengthening of the U.S. dollar by 14.9% against the euro compared to the first quarter of 2008. Organic revenue growth was 2.4% for the quarter.

Revenue growth in the first quarter of 2009 was mainly due to:

» a 2.0% increase of U.S. revenues driven by comparable store sales growth of 2.0%, adjusted for Easter which was in the first quarter last year and in the second quarter this year;

» a 2.1% increase of Belgian revenues, supported by a 1.7% comparable store sales growth and negatively impacted by the conversions of Cash Fresh stores to affiliates and the end of the wholesale contract with Di;

» the continued strong performance of Alfa-Beta, that generated a 10.8% increase in revenues, on top of an outstanding first quarter last year; and

» excellent revenue growth of 36.4% at identical exchange rates in Romania and Indonesia.

Delhaize Group ended the first quarter of 2009 with a sales network of 2 670 stores, representing a net reduction of 3 stores for the quarter due to the opening of 15 stores and the closure of 18 stores (including one that was relocated as well as seven underperforming Sweetbay stores).

Gross margin

Gross margin increased to 26.1% of revenues (25.3% in 2008) mainly as a result of the continued increase of private brand revenues, better inventory results, and lower transportation costs due to the decrease of fuel prices. Additionally, the strengthening of the US dollar increased the weight of the higher U.S. gross margin in the Group total.

Other operating income

Other operating income decreased by 14.8% to EUR 17 million mainly attributable to less recycling income as a result of lower rates for paper and plastic.

Selling, general and administrative expenses

Selling, general and administrative expenses amounted to 21.5% of revenues, an increase of 40 basis points due to the integration of the operating results of the Plus Hellas and La Fourmi stores, higher staff costs in the U.S. (due mainly to increased healthcare costs and an increase in the federal minimum wage), additional depreciation at Food Lion due to more store renewals last year, and higher utility expenses as a result of the increase in electricity rates, as well as the strengthening of the U.S. dollar that increased the weight of the U.S. operations. These increases were partially offset by cost savings initiatives.

Other operating expenses

Other operating expenses amounted to EUR 5 million in the first quarter of 2009 compared to EUR 2 million last year mainly due to impairment charges for two Food Lion stores, asset write offs, and store closing expenses related to one Cash Fresh store.

Operating profit

Operating profit increased by 20.2% at actual exchange rates to EUR 247 million (+7.3% at identical exchange rates). Operating margin increased to a solid 4.9% of revenues mainly as a result of a higher gross margin partially offset by higher selling, general and administrative expenses as a percentage of revenues, lower other operating income and higher other operating expenses.

Net financial expenses

Net financial expenses amounted to EUR 55 million, an increase of 13.5% compared to last year almost exclusively due to the strengthening of the U.S. dollar.

Effective tax rate

The effective tax rate increased from 33.2% to 34.2% due to a different income mix.

Net profit from continuing operations

Net profit from continuing operations increased by 20.5% (+8.2% at identical exchange rates) and amounted to EUR 127 million, or EUR 1.26 basic per share (EUR 1.03 in 2008).

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Results from discontinued operations, net of tax

The result from discontinued operations, net of tax, amounted to EUR 1 million and included the results from our German operations to be divested, and a gain relating to contractual adjustments in relation to the sale of Delvita in 2007.

Net profit

Group share in net profit amounted to EUR 127 million, an increase of 24.4% at actual exchange rates (+11.7% at identical exchange rates) compared to 2008. Per share, basic net profit was EUR 1.27 (EUR 1.02 in 2008) and diluted net profit was EUR 1.24 (EUR 1.00 in 2008).

»	Cash Flow Statement and Balance Sheet

Net cash provided by operating activities

In the first quarter of 2009, net cash provided by operating activities amounted to EUR 370 million, an increase of 34.1% at identical exchange rates compared to 2008 primarily due to increased profit and the timing of accounts payable payments.

Investment activities

Capital expenditures decreased by 40.8% at identical exchange rates mainly due to lower store remodeling activity in the U.S., in line with the planned reduction and timing of capital spending.

Business acquisitions include EUR 25 million for the acquisition of two affiliated stores in Luxembourg in 2009, compared to EUR 12 million for the acquisition last year of a company owning a plot of land and construction permits in Greece in view of constructing a new distribution center for fresh products. The advance payment of EUR 69 million for the acquisition of Plus Hellas, effective April 1, 2008, was included in other investing activities in the first quarter of 2008.

Free cash flow

Delhaize Group generated free cash flow of EUR 270 million, an increase of EUR 210 million compared to last year as a result of higher cash provided by operating activities and lower cash used in investing activities.

Net debt

The net debt to equity ratio continued to improve, decreasing to 50.0% compared to 57.3% at the end of 2008. Delhaize Group’s net debt amounted to EUR 2.2 billion at the end of March 2009, a decrease of EUR 165 million compared to EUR 2.4 billion at the end of December 2008 mainly as a result of strong free cash flow generation, partly offset by the strengthening of the U.S. dollar between the two balance sheet dates.

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»	Segment Reporting

First Quarter 2009		Revenues			Operating Margin		Operating Profit/(Loss)
	(in millions)	1st Q 2009	1st Q 2008	2009 /2008	2009	2008	1st Q 2009	1st Q 2008	2009 /2008
United States	USD	4 694	4 602	+2.0%	5.7%	5.2%	266	241	+10.4%
United States	EUR	3 603	3 073	+17.2%	5.7%	5.2%	204	161	+26.9%
Belgium	EUR	1 087	1 065	+2.1%	4.0%	3.8%	44	40	+10.0%
Greece(1)	EUR	346	312	+10.8%	1.7%	3.4%	6	11	-43.0%
Rest of the World(2)	EUR	53	44	+20.1%	-0.8%	2.1%	–	1	-145.5%
Corporate	EUR	N/A	N/A	N/A	N/A	N/A	(7)	(7)	+2.8%
TOTAL	EUR	5 089	4 494	+13.2%	4.9%	4.6%	247	206	+20.2%

(1)	Excluding Plus Hellas from 2009 results, revenues would have increased by 4.7%, operating profit would have decreased by 31.8%, and operating margin would have been 2.2%.
(2)

The segment “Rest of the World” includes Mega Image (Romania) and 51% of Lion Super Indo (Indonesia). Excluding La Fourmi from 2009 results, revenues would have increased by 2.6%, operating profit would have decreased by 87.6%, and operating margin would have been 0.3%.

United States

In the first quarter of 2009, revenues from our operations in the United States grew by 2.0% to USD 4.7 billion (EUR 3.6 billion). Revenue growth was supported by solid comparable store sales growth of 2.0% excluding the impact of Easter which was in the first quarter last year but in the second quarter this year. All our U.S. operating companies continued to benefit from an increase in private brand penetration compared to last year.

At Food Lion, revenues benefited from the continued success of its market renewal and store remodeling program where comparable store sales growth of the renewed stores continues to outpace the growth of the rest of the network. During this quarter, the number of transactions remained stable at Food Lion.

Hannaford’s revenue growth was supported by increased price competitiveness especially at the end of the quarter combined with an intensive marketing campaign. Sweetbay moved to more targeted price investments. Both Hannaford and Sweetbay increased the number of customer transactions during the quarter.

At the end of March 2009, Delhaize Group operated 1 586 supermarkets in the U.S. In the first quarter of 2009, Delhaize Group completed the remodeling of 42 supermarkets in the U.S., including 39 Food Lion stores.

In the first quarter of 2009, Delhaize U.S. grew operating profit by 10.4% in local currency and the operating margin increased to 5.7% of revenues (5.2% in the first quarter of 2008). Gross margin increased in all three operating companies due to more private brand sales, ongoing efforts and initiatives to reduce inventory losses and lower fuel prices, and more targeted price investments at Sweetbay. Operating expenses increased due to higher healthcare costs at Food Lion and Hannaford, the increase of the federal minimum wage, additional depreciation at Food Lion due to more store renewals last year, and more utility expenses due to electricity rate increases.

Belgium

In the first quarter of 2009, revenues of Delhaize Belgium increased by 2.1% to EUR 1.1 billion, supported by comparable store sales growth of 1.7% negatively impacted by the conversions of Cash Fresh stores to affiliates and the end of the wholesale contract with Di. Excluding those two effects, revenues would have grown by 2.9%. After stabilizing in the fourth quarter of last year, market share increased throughout the first quarter of 2009 mainly as a result of continued price investments and communication which started more than a year ago and other sales building initiatives.

The sales network of Delhaize Belgium was extended by seven stores to 782 at the end of March 2009, including 141 company-operated supermarkets in Belgium and 40 stores in the Grand Duchy of Luxembourg.

Delhaize Belgium recorded an operating profit growth of 10.0%. The operating margin of Delhaize Belgium was 4.0% compared to 3.8% last year, as a result of an increase in gross margin mainly due to better

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inventory results and improved buying conditions, in particular through our membership in AMS, the European buying alliance we joined in January of this year.

Greece

In the first quarter of 2009, Greece had yet another quarter of double-digit revenue growth with an increase of 10.8%, driven by comparable store sales growth, the acquisition of Plus Hellas and new store openings. Alfa-Beta’s market share and the number of customer transactions increased resulting in positive volume growth in an environment with very low inflation.

The operating margin of Alfa-Beta decreased to 1.7% of revenues (3.4% last year) due to higher utility costs (mainly as a result of higher rates) and higher depreciation and amortization charges, rent expenses and staff costs associated with the integration of Plus Hellas. As a consequence, operating profit decreased by 43.0%.

Rest of the World (Romania and Indonesia)

Revenues in the Rest of the World segment of Delhaize Group increased by 20.1% in the first quarter of 2009 (+36.4% at identical exchange rates) to EUR 53 million, as a result of the expansion of the store network (mainly due to the acquisition of La Fourmi) and the good revenue performance in the existing stores supported by high retail inflation. The Rest of the World segment recorded an operating loss of EUR 0.4 million in the first quarter of 2009 as a result of higher staff costs and operational foreign exchange losses in Romania and the operating results of the converted La Fourmi stores.

»	2009 Financial Outlook

On the basis of its first quarter results and its plans for the remainder of the year, Delhaize Group confirms its full-year guidance as issued on March 12, 2009:

–	End the year with a store network of between 2 744 and 2 754 stores as a result of the addition of 71 to 81 stores.
–	Capital expenditures (excluding leases) of approximately EUR 600 to 620 million at identical exchange rates, including approximately USD 580 to 600 million for the U.S. operations of the Group.
–

Operating profit growth of between 0% and 3% at identical exchanges rates. Excluding the effect of the 53rd week in the 2008 results, operating profit growth for 2009 is expected to be between 3.5% and 6.5% at identical exchange rates.

–

Delhaize Group plans a series of actions which will positively impact its cost structure by EUR 100 million and will generate EUR 50 million working capital improvements to support its growth, profitability and cash flows.

»	Conference Call and Webcast

Delhaize Group’s management will comment on the first quarter 2009 results during a conference call starting May 6, 2009 at 03.00 pm CET / 09:00 am EST. The conference call can be attended by calling +44 20 7108 6390 (U.K) or +1 210 795 0624 (U.S.), with “Delhaize” as password. The conference call will also be broadcast live over the internet at http://www.delhaizegroup.com. An on-demand replay of the webcast will be available after the conference call at http://www.delhaizegroup.com.

»	Delhaize Group

Delhaize Group is a Belgian food retailer present in seven countries on three continents. At the end of the first quarter of 2009, Delhaize Group’s sales network consisted of 2 670 stores. In 2008, Delhaize Group posted EUR 19 billion (USD 28 billion) in revenues and EUR 467 million (USD 687 million) in net profit (Group share). At the end of 2008, Delhaize Group employed approximately 141 000 people. Delhaize Group’s stock is listed on Euronext Brussels (DELB) and the New York Stock Exchange (DEG).

This press release is available in English, French and Dutch. You can also find it on the website http://www.delhaizegroup.com. Questions can be sent to investor@delhaizegroup.com.

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»	Financial Calendar

• Ordinary general meeting of shareholders	May 28, 2009
• Dividend for the financial year 2008 becomes payable to owners of ordinary shares	June 4, 2009
• Dividend for the financial year 2008 becomes payable to ADR holders	June 9, 2009
• Press release – 2009 second quarter results	August 6, 2009
• Press release – 2009 third quarter results	November 5, 2009

»	Contacts

Guy Elewaut: + 32 2 412 29 48	Amy Shue (U.S. investors): +1 704 633 82 50 (ext. 2529)
Geert Verellen: + 32 2 412 83 62	Barbera Hoppenbrouwers (media): + 32 2 412 86 69
Aurélie Bultynck: + 32 2 412 83 61

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DELHAIZE GROUP CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

»	Condensed Consolidated Income Statements (Unaudited)

(in millions of EUR)	1st Q 2009	1st Q 2008
Revenues	5 089	4 494
Cost of sales	(3 760)	(3 358)
Gross profit	1 329	1 136
Gross margin	26.1%	25.3%
Other operating income	17	21
Selling, general and administrative expenses	(1 094)	(949)
Other operating expenses	(5)	(2)
Operating profit	247	206
Operating margin	4.9%	4.6%
Finance costs	(59)	(52)
Income from investments	4	3
Profit before taxes and discontinued operations	192	157
Income tax expense	(65)	(52)
Net profit from continuing operations	127	105
Result from discontinued operations, net of tax	1	–
Net profit (before minority interests)	128	105
Net profit attributable to minority interests	1	3
Net profit attributable to equity holders of the Group
(Group share in net profit)	127	102
(in EUR, except number of shares)
Net profit from continuing operations:
Basic earnings per share	1.26	1.03
Diluted earnings per share	1.23	1.00
Group share in net profit:
Basic earnings per share	1.27	1.02
Diluted earnings per share	1.24	1.00
Weighted average number of shares outstanding:
Basic	99 674 291	99 354 307
Diluted	103 275 178	103 416 614
Shares issued at the end of the 1st quarter	100 583 284	100 280 507
Shares outstanding at the end of the 1st quarter	99 683 766	99 364 467
Average USD per EUR exchange rate	1.3029	1.4976

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»	Condensed Consolidated Statements of Comprehensive Income (Unaudited)

(in millions of EUR)	1st Q 2009	1st Q 2008
Gain (loss) on cash flow hedge	(6)	–
Reclassification adjustment to net profit	3	–
Tax expense (benefit)	–	–
Gain (loss) on cash flow hedge, net of tax	(3)	–

Unrealized gain (loss) on financial assets available for sale	(3)	1
Reclassification adjustment to net profit	–	–
Tax expense (benefit)	–	–
Unrealized gain (loss) on financial assets available for sale, net of tax	(3)	1

Exchange differences gain (loss) on translation of foreign operations	160	(214)
Reclassification adjustment to net profit	–	–
Exchange differences gain (loss) on translation of foreign operations	160	(214)
Other comprehensive income	154	(213)
Attributable to minority interest	–	–

Net profit of the period	128	105
Total comprehensive income for the period	282	(108)
Amount attributable to minority interest	1	3
Amount attributable to equity holders of the Group	281	(111)

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»	Condensed Consolidated Balance Sheets (Unaudited)

(in millions of EUR)	March 31, 2009	December 31, 2008	March 31, 2008
Assets
Non-current assets	7 554	7 297	6 330
Goodwill	2 733	2 607	2 300
Intangible assets	615	597	515
Property, plant and equipment	3 924	3 832	3 234
Investment property	41	39	40
Financial assets	165	146	136
Derivative instruments	53	57	89
Other non-current assets	23	19	16
Current assets	2 779	2 403	2 226
Inventories	1 387	1 338	1 191
Receivables and other assets	687	707	603
Financial assets	31	35	111
Derivative instruments	4	1	7
Cash and cash equivalents	668	320	314
Assets classified as held for sale	2	2	–
Total assets	10 333	9 700	8 556

Liabilities
Total equity	4 483	4 195	3 573
Shareholders' equity	4 430	4 143	3 521
Minority interests	53	52	52
Non-current liabilities	3 224	2 918	2 820
Long-term debt	2 011	1 766	1 840
Obligations under finance lease	669	643	558
Deferred tax liabilities	228	215	176
Derivative instruments	12	–	–
Provisions	244	226	196
Other non-current liabilities	60	68	50
Current liabilities	2 626	2 587	2 163
Short-term borrowings	27	152	72
Long-term debt - current portion	364	326	108
Obligations under finance lease	46	44	37
Accounts payable	1 371	1 383	1 298
Derivative instruments	–	–	1
Other current liabilities	815	679	647
Liabilities associated with assets held for sale	3	3	–
Total liabilities and equity	10 333	9 700	8 556
USD per EUR exchange rate	1.3308	1.3917	1.5812

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»	Condensed Consolidated Statements of Cash Flows (Unaudited)

(in millions of EUR)	1st Q 2009	1st Q 2008
Operating activities
Net profit (before minority interests)	128	105
Adjustments for:
Depreciation - continuing operations	118	100
Amortization - continuing operations	14	13
Impairment - continuing operations	1	–
Income taxes, finance costs and income from investments	120	101
Other non-cash items	12	9
Changes in operating assets and liabilities	12	(32)
Interest paid	(25)	(32)
Interest received	2	3
Income taxes paid	(12)	(6)
Net cash provided by operating activities	370	261
Investing activities
Business acquisitions	(25)	(12)
Purchase of tangible and intangible assets (capital expenditures)	(79)	(122)
Sale of tangible and intangible assets	4	2
Net investment in debt securities	(15)	(5)
Other investing activities	–	(69)
Net cash used in investing activities	(115)	(206)
Cash flow before financing activities	255	55
Financing activities
Escrow maturities	5	4
Borrowings under (repayments of) long-term loans (net of direct financing costs)	209	(13)
Borrowings under (repayments of) short-term loans, net	(126)	31
Settlement of derivative instruments	1	–
Net cash provided by financing activities	89	22
Effect of foreign currency exchange translation differences	4	(12)
Net increase in cash and cash equivalents	348	65
Cash and cash equivalents at beginning of period	321 (1)	249
Cash and cash equivalents at end of period	669 (1)	314

(1)	EUR 1 million included in assets classified as held for sale.

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»	Condensed Consolidated Statements of Changes in Shareholders’ Equity (Unaudited)

(in millions of EUR, except number of shares)	Shareholders' Equity	Minority Interests	Total Equity
Balances at January 1, 2009	4 143	52	4 195
Other comprehensive income	154	–	154
Net profit	127	1	128
Total comprehensive income for the period	281	1	282
Excess tax benefit on employee stock options and restricted shares	1	–	1
Share-based compensation expense	5	–	5
Balances at March 31, 2009	4 430	53	4 483
Shares issued	100 583 284
Treasury shares	899 518
Shares outstanding	99 683 766

(in millions of EUR, except number of shares)	Shareholders' Equity	Minority Interests	Total Equity
Balances at January 1, 2008	3 627	49	3 676
Other comprehensive income	(213)	–	(213)
Net profit	102	3	105
Total comprehensive income for the period	(111)	3	(108)
Treasury shares sold upon exercise of employee stock options	1	–	1
Tax deficiency on employee stock options and restricted shares	(1)	–	(1)
Share-based compensation expense	5	–	5
Balances at March 31, 2008	3 521	52	3 573
Shares issued	100 280 507
Treasury shares	916 040
Shares outstanding	99 364 467

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» Selected Explanatory Notes (Unaudited)

General information

Delhaize Group is a Belgian food retailer with operations in seven countries on three continents. The Company’s stock is listed on Euronext Brussels (DELB) and the New York Stock Exchange (DEG).

The condensed consolidated financial statements of the Group for the three months ended March 31, 2009 were authorized for issue by the Board of Directors on May 5, 2009.

Basis of presentation and accounting policies

This report includes the unaudited interim condensed consolidated financial statements which have been prepared in accordance with International Accounting Standard (IAS) 34, “Interim Financial Reporting,” as issued by the IASB, and as adopted by the European Union (“EU”).

The accounting policies applied in this report are consistent with those applied in the Group’s 2008 consolidated financial statements except for the adoption of the new accounting pronouncements described below:

•

IFRS 8 Operating Segments: The Group adopted the standard effective January 1, 2009. Based on the identified operating segments, which mainly represent the various operating companies, Delhaize Group established reportable segments, which aggregate its US operating segments, as they are considered to have similar economic characteristics and exhibit similar long-term financial performance. This results in a geographical segmentation of the Group’s business, based on the location of customers and stores, which matches how Delhaize Group manages its operations. The Group concluded that IFRS 8 does not have an impact on the Group’s reportable segments as previously presented. Segment information can be found on page 4 of this report.

•

Revised IAS 1 Presentation of Financial Statements: The revised standard introduced several changes to IAS 1, with the most significant being the requirement to separate owner and non-owner changes in equity and the introduction of the statement of comprehensive income, which contains all items of recognized income and expense, either in one or two statements. A consequence of these new requirements for the Group is that the “Consolidated Statements of Changes in Equity” is now presented outside of the notes as a primary statement. The Group concluded to continue presenting two statements, i.e., an “Income Statement” and a “Statement of Comprehensive Income.” The latter includes income tax and reclassification effects. All changes relate to presentation only. The implementation of the revised IAS 1 had no impact on the financial performance of the Group.

•

IFRIC 13 Customer Loyalty Programs: This interpretation requires customer loyalty credits to be accounted for as a separate component of the sales transaction in which they are granted. A portion of the fair value of the consideration received is allocated to the award credits and deferred. This is then recognized as revenue over the period that the award credits are redeemed. The Group maintains various loyalty points programs and concluded that the application of the interpretation had an immaterial impact on the consolidated financial statements.

Delhaize Group did not early adopt any new IFRS standards or interpretations which were issued after December 31, 2008, but were not yet effective as of the balance sheet date.

Business combinations

Acquisition of Knauf Center Schmëtt SA and Knauf Center Pommerlach SA

On January 2, 2009, Delhaize Group entered into an agreement to integrate two of its affiliated stores, based in Luxembourg, into its Group operated sales network. The Group acquired 100% of the shares and voting rights of these two companies for an acquisition price of EUR 25 million, subject to contractual adjustments.

Delhaize Group is currently in the process of identifying and measuring the acquired assets, liabilities and contingent liabilities and, therefore, a provisional goodwill of EUR 21 million has been recognized. Delhaize Group will complete the purchase accounting before year end. The interim condensed consolidated financial statements include the revenues of Knauf Center Schmëtt SA and Knauf Center Pommerlach SA of EUR 11 million and net profit of EUR 0.4 million for the three months from the acquisition date.

Acquisition of four Prodas supermarkets

On March 13, 2009, Delhaize Group entered into an agreement, through its fully-owned subsidiary Mega Image, to acquire four stores operated under the banner Prodas in Bucharest. The acquisition price was EUR 6 million, subject to contractual adjustments. The acquisition is subject to customary conditions and

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the approval of the Romanian antitrust authorities. It is expected that the transaction will close in the third quarter of 2009.

» Income Statement

Other operating income

(in millions of EUR)	1st Q 2009	1st Q 2008
Rental income	8	7
Recycling income	2	5
Services rendered to suppliers	2	4
Sale of businesses	-	1
Gain on sale of property, plant and equipment	1	-
Services rendered to wholesale customers	1	-
Return check services	1	1
Other	2	3
Total	17	21

Other operating expenses

(in millions of EUR)	1st Q 2009	1st Q 2008
Store closing and restructuring expenses	(2)	(1)
Impairment	(1)	-
Loss on sale of property, plant and equipment	(1)	(1)
Other	(1)	-
Total	(5)	(2)

» Balance Sheet and Cash Flow Statement

Property, plant and equipment

During the first quarter of 2009, Delhaize Group added EUR 82 million in property, plant and equipment, including EUR 11 million in property under finance leases. The carrying amount of sales and disposals of property, plant and equipment for the same period was EUR 3 million.

Impairment of non-current assets

Delhaize Group has recognized an impairment loss of EUR 1 million for two Food Lion stores. Delhaize Group has not recorded any reversals of impairment losses.

Issuance and repurchase of equity securities

In the first quarter of 2009, Delhaize Group did not issue new shares or re-purchase any of its own shares. The Group used 15 198 treasury shares to satisfy stock options. Delhaize Group owned 899 518 treasury shares at the end of March 2009.

Dividends

Dividend payments proposed by the Board of Directors are subject to shareholders approval in the Ordinary General Meeting of May 28, 2009.

Issuance, repurchases and repayments of debt

On February 2, 2009 Delhaize Group issued USD 300 million Senior Notes with an annual interest rate of 5.875% due 2014. The Senior Notes were issued at a discount of 0.333% on the principle amount and the net proceeds will be used for general corporate purposes, including the payment of maturing debt.

The Senior Notes contain a change of control provision allowing their holders to require Delhaize Group to repurchase their Senior Notes at 101% of the outstanding aggregate principal amount in the event of a change of control of Delhaize Group. The Senior Notes are not listed on any stock exchange, but have been offered to qualified investors pursuant to a registration statement with the U.S. Securities and Exchange Commission.

Simultaneously, Delhaize Group entered into a five-year, cross currency, fixed for fixed interest rate swap transaction to hedge the variability in the cash flows associated with the Senior Notes due to changes in

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the exchange rates. The Group has designated and documented this transaction as a cash flow hedge and has accounted for it as of the date of issuance.

» Contingencies

Contingencies are unchanged from those described in Note 40 on page 113 of the 2008 Annual Report.

» Key Events After Balance Sheet Closing Date

On April 30, 2009, convertible bonds issued in 2004, with an outstanding balance of EUR 170 million at March 31, 2009, matured and were repaid.

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OTHER FINANCIAL AND OPERATING INFORMATION (UNAUDITED)

» Use of non-GAAP (Generally Accepted Accounting Principles) Financial Measures

Delhaize Group uses certain non-GAAP measures in its financial communication. Delhaize Group does not consider these measures as alternative measures to net profit or other financial measures determined in accordance with IFRS. These measures as reported by Delhaize Group may differ from similarly titled measures used by other companies. We believe that these measures are important indicators of our business and are widely used by investors, analysts and other interested parties. In the press release, the non-GAAP measures are reconciled to financial measures prepared in accordance with IFRS.

» Number of Stores

	End of 2008	End of 1st Q 2009	Change 1st Q 2009	End of 2009 Planned
United States	1 594	1 586	-8(1)	1 605-1 610(2)
Belgium	775(3)	782	+7	800-805
Greece	201	199	-2	217
Romania	40	40	-	48
Indonesia	63	63	-	74
Total	2 673	2 670	-3	2 744-2 754
(1)	Including the opening or acquisition of 5 new stores, the closing of 1 store that was relocated and the closing of 12 other stores, among which 7 underperforming Sweetbay stores.
(2)

In 2009, Delhaize Group expects to open 38 to 43 new supermarkets in the U.S. The Group plans to close 7 stores to be relocated and 20 other stores. This will result in a net increase of 11 to 16 stores to a total number of 1 605 to 1 610 stores at the end of 2009.

(3)	Including 40 stores in the Grand-Duchy of Luxembourg and 4 stores in Germany which will be disposed in 2009.

» Organic Revenue Growth Reconciliation

(in millions of EUR)	1st Q 2009	1st Q 2008	% Change
Revenues	5 089	4 494	13.2%
Effect of exchange rates	(461)
Revenues at identical exchange rates	4 628	4 494	3.0%
Acquisitions	(28)	-
Organic sales growth	4 600	4 494	2.4%

» Free Cash Flow Reconciliation

(in millions of EUR)	1st Q 2009	1st Q 2008
Net cash provided by operating activities	370	261
Net cash used in investing activities	(115)	(206)
Net investment in debt securities	15	5
Free cash flow	270	60

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»	Net Debt Reconciliation

(in millions of EUR, except net debt to equity ratio)	March 31, 2009	December 31, 2008	March 31, 2008
Non-current financial liabilities	2 680	2 409	2 398
Current financial liabilities	437	522	217
Derivative liabilities	12	–	1
Derivative assets	(57)	(58)	(96)
Investment in securities - non-current	(142)	(123)	(110)
Investment in securities - current	(25)	(28)	(35)
Cash and cash equivalents	(668)	(320)	(314)
Net debt	2 237	2 402	2 061
Net debt to equity ratio	50.0%	57.3%	57.7%

»	Identical Exchange Rates Reconciliation

(in millions of EUR, except per share amounts)	1st Q 2009			1st Q 2008	2009/2008
	At Actual Rates	Impact of Exchange Rates	At Identical Rates	At Actual Rates	At Actual Rates	At Identical Rates
Revenues	5 089	(461)	4 628	4 494	13.2%	3.0%
Operating profit	247	(26)	221	206	20.2%	7.3%
Net profit from continuing operations	127	(13)	114	105	20.5%	8.2%
Basic EPS from continuing operations	1.26	(0.13)	1.13	1.03	22.9%	10.3%
Net profit (Group share)	127	(13)	114	102	24.4%	11.7%
Basic earnings per share	1.27	(0.13)	1.14	1.02	24.0%	11.4%
Free cash flow	270	(14)	256	60	354.4%	331.8%
(in millions of EUR)	March 31, 2009			December 31, 2008	Change
Net debt	2 237	(38)	2 199	2 402	-6.8%	-8.5%

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CERTIFICATION OF RESPONSIBLE PERSONS

The undersigned Pierre-Olivier Beckers, President and Chief Executive Officer of Delhaize Group, and Stéfan Descheemaeker, Chief Financial Officer of Delhaize Group, confirm that to the best of their knowledge:

a)        these interim condensed consolidated financial statements for the three month period ending March 31, 2009 are prepared in accordance with IFRS (International Financial Reporting Standards) and give, in all material respects, a true and fair view of the consolidated financial position and consolidated results of Delhaize Group and of its subsidiaries included in the consolidation;

b)        the interim financial report gives, in all material respects, a true and fair view of all important events and significant transactions with related parties that have occurred in the first three months of the fiscal year 2009 and their effects on the summary financial statements, as well as an overview of the most significant risks and uncertainties with which we are confronted.

Brussels, May 5, 2009

Pierre-Olivier Beckers	Stéfan Descheemaeker
President and CEO	Executive Vice President and CFO

REPORT OF THE STATUTORY AUDITOR

We have performed a limited review of the accompanying consolidated condensed balance sheet, condensed income statement, condensed statement of comprehensive income, condensed statement of cash flow,, condensed statement of changes in shareholders’ equity and notes (jointly the “interim financial information”) of Delhaize Brothers and Co “The Lion” (Delhaize Group) SA (“the company”) and its subsidiaries (jointly “the group”) for the three months period ended 31 March 2009. The Board of Directors of the company is responsible for the preparation and fair presentation of this interim financial information. Our responsibility is to express a conclusion on this interim financial information based on our review.

The interim financial information has been prepared in accordance with IAS 34, “Interim Financial Reporting” as adopted by the EU.

Our limited review of the interim financial information was conducted in accordance with the recommended auditing standards on limited reviews applicable in Belgium, as issued by the “Institut des Réviseurs d’Entreprises/Instituut van de Bedrijfsrevisoren”. A limited review consists of making inquiries of group management and applying analytical and other review procedures to the interim financial information and underlying financial data. A limited review is substantially less in scope than an audit performed in accordance with the auditing standards on consolidated annual accounts as issued by the “Institut des Réviseurs d’Entreprises/Instituut van de Bedrijfsrevisoren”. Accordingly, we do not express an audit opinion.

Based on our limited review, nothing has come to our attention that causes us to believe that the interim financial information for the three months period ended 31 March 2009 is not prepared, in all material respects, in accordance with IAS 34 “Interim Financial Reporting” as adopted by the EU.

RISKS

In accordance with Article 13 of the Belgian Royal Decree of November 14, 2007, Delhaize Group states that the fundamental risks confronting the Company are unchanged from those described on the pages 58 through 61 of the 2008 Annual Report. On a regular basis, the Board of Directors and Company management evaluate the business risks that confront Delhaize Group.

DEFINITIONS

•

Basic earnings per share: profit or loss attributable to ordinary equity holders of the parent entity divided by the weighted average number of shares outstanding during the period. Basic earnings per share are calculated on profit from continuing operations less minority interests attributable to continuing operations, and on the group share in net profit

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•	Comparable store sales: sales from the same stores, including relocations and expansions, and adjusted for calendar effects
•

Diluted earnings per share: is calculated by adjusting the profit or loss attributable to ordinary equity shareholders and the weighted average number of shares outstanding for the effects of all dilutive potential ordinary shares, including those related to convertible instruments, options or warrants or shares issued upon the satisfaction of specified conditions

•	Free cash flow: cash flow before financing activities, investment in debt securities and sale and maturity of debt securities
•	Net debt: non-current financial liabilities, plus current financial liabilities and derivatives liabilities, minus derivative assets, investments in securities, and cash and cash equivalents
•	Net financial expenses: finance costs less income from investments
•	Organic revenue growth: sales growth, excluding sales from acquisitions and divestitures, at identical currency exchange rates
•	Outstanding shares: the number of shares issued by the Company, excluding treasury shares
•

Weighted average number of shares: number of shares outstanding at the beginning of the period less treasury shares, adjusted by the number of shares cancelled, repurchased or issued during the period multiplied by a time-weighting factor

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

Statements that are included or incorporated by reference in this press release and other written and oral statements made from time to time by Delhaize Group and its representatives, other than statements of historical fact, which address activities, events and developments that Delhaize Group expects or anticipates will or may occur in the future, including, without limitation, statements about strategic options, future strategies and the anticipated benefits of these strategies, are “forward-looking statements” within the meaning of the U.S. federal securities laws that are subject to risks and uncertainties. These forward-looking statements generally can be identified as statements that include phrases such as “guidance”, “outlook”, “projected”, “believe”, “target”, “predict”, “estimate”, “forecast”, “strategy”, “may”, “goal”, “expect”, “anticipate”, “intend”, “plan”, “foresee”, “likely”, “will”, “should” or other similar words or phrases. Although such statements are based on current information, actual outcomes and results may differ materially from those projected depending upon a variety of factors, including, but not limited to, changes in the general economy or the markets of Delhaize Group, in consumer spending, in inflation or currency exchange rates or in legislation or regulation; competitive factors; adverse determination with respect to claims; inability to timely develop, remodel, integrate or convert stores; and supply or quality control problems with vendors. Additional risks and uncertainties that could cause actual results to differ materially from those stated or implied by such forward-looking statements are described in Delhaize Group’s most recent Annual Report on Form 20-F and other filings made by Delhaize Group with the U.S. Securities and Exchange Commission, which risk factors are incorporated herein by reference. Delhaize Group disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ETABLISSEMENTS DELHAIZE FRÈRES ET CIE “LE LION” (GROUPE DELHAIZE)

Date: May 8, 2009	By:	/s/ G. Linn Evans
G. Linn Evans
Vice President